

June 23, 2015

Mr. James Kirsch
Chief Executive Officer
Professional Diversity Network, Inc.
801 W. Adams Street, Suite 600
Chicago, IL 60607

      Re: Professional Diversity Network, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 31, 2015
             File No. 001-35824

Dear Mr. Kirsch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A – Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 43

1.   You state here that, "Based on this evaluation and because of the material weakness described below, our Chief Executive Officer and Chief Financial Officer have concluded that our *disclosure controls and procedures* [emphasis added] were not effective as of the end of the period covered in this Annual Report on Form 10-K." Please amend your Form 10-K and include these disclosures, revised to conclude on your internal controls over financial reporting as of December 31, 2014 or the end of the period covered by this report. Refer to Item 308(a)(3) of Regulation S-K.

Exhibits

2.   Please amend your Form 10-K to include as an exhibit a consent from your independent registered public accountants stating they have issued their report dated March 31, 2015, with respect to the consolidated financial statements included in the Annual Report of Professional Diversity Network, Inc. on Form 10-K for the year ended December 31, 2014 and that they consent to the incorporation by reference of said report in the Registration Statements of Professional Diversity Network, Inc. on Form S-3 (File No. 333-201341) and Form S-8 (File No. 333-203156).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant